
Mail Stop 7010   February 15, 2008

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re: VeraSun Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 1, 2008**
> **File No. 333-148315**
>
> **Quarterly Report on Form 10-Q**
> **For The Period Ended September 30, 2007**
> **Filed on November 14, 2007**
> **File No. 1-32913**

Dear Mr. Endres:

       We have reviewed your filings and have the following comments. We welcome
any questions you may have about our comments or any other aspect of our review. Feel
free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 1 TO REGISTRATION STATED ON FORM S-4

General

1. To the extent applicable, please provide updated historical and pro forma financial
    statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Comparative Per Share Information, page 17

2. It appears to us that revisions to certain pro forma, as well as pro forma
    equivalent, per share disclosures were not reflected on page 17. Please revise.

Unaudited Condensed Combined Pro Forma Financial Statements, page 113

3. We note the revisions you made in response to prior comment 17. Please fully
    explain your basis for concluding that allocating the purchase price of US
    BioEnergy to the identifiable tangible and intangible assets based on their historic

book values is an appropriate representation of fair value. Although, we understand that the purchase price allocation is preliminary and that there are uncertainties related to it, we believe that the pro forma financial statements should reflect a purchase price allocation that is based on fair values. We also believe that if it is reasonably possible that materially different results may occur when purchase price allocation is final, the pro forma financial statements should address that fact and should provide a sensitivity analysis that quantifies the potential impact on the pro forma financial statements of such changes.

4. We note your responses to prior comments 19 and 20. It remains unclear to us how the elimination of certain routine expenses, including management fees and salaries/compensation expense in adjustments (d), (e), and (f) provide investors with reliable information about the impact of the ASAB transaction in accordance with Article 11-02 of Regulation S-X. It is also unclear to us why certain expenses identified in note (d) also appear to be identified in notes (e) and (f). It appears to us that it is not appropriate to conclude that absent these expenses, the historical results would be unchanged or that similar expenses may not be required in the future. It appears to us that your elimination of the significant majority of the expenses this entity incurred, on a historical basis, implies that you essentially acquired assets. Please advise or revise. Also, please note that although we do not believe it is appropriate to exclude routine expenses, we would not object to the exclusion of certain non-recurring expenses directly related to the acquisition including, severance costs, transactional costs, the write-off of deferred financing fees, and interest expense for debt that was not assumed.

Where You Can Find More Information, page 141

5. Please incorporate by reference US BioEnergy's Definitive Proxy Statement on Schedule 14A, filed on April 27, 2007 since you cannot incorporate by reference information in a document that is incorporated by reference.

Exhibit 5.1 – Opinion of Cadwell Sanford Deibert & Garry

6. Please delete the last paragraph since investors must be able to rely on the opinion.

Exhibits 8.1 and 8.2

7. Please note that the opinion must speak as of the date of effectiveness. Please either file an updated opinion dated as of the date of effectiveness or delete the language in the next to last paragraph that "this opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion. . . ."

8. In both tax opinions, please revise to delete the assumption that the merger will qualify as a statutory merger under the laws of the state of South Dakota since it is inappropriate to assume any legal conclusion underlying the opinion.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Note 2 – Acquisition, page 7

9. We note your response to prior comment 40. However, we do not believe that your response or your disclosures adequately address how and why you determined that the acquisition of ASAB is the acquisition of a business or how and why you determined that the purchase price, which resulted in the recognition of a significant amount of goodwill, was reasonable.

* * *

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Faiza J. Saeed, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York 10019